CONSENT OF KEVIN PEMBERTON

The undersigned hereby consents to the references to, and the information derived from, the report titled "Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations" dated effective December 31, 2016, and to the references, as applicable, to the undersigned's name, included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., for the year ended December 31, 2022, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 and No. 333-239197) of B2Gold Corp.

/s/ Kevin Pemberton
Kevin Pemberton
March 16, 2023